UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

CAIS Sports, Media and Entertainment Fund

(Name of Subject Company (Issuer))

CAIS Sports, Media and Entertainment Fund

(Name of Filing Person(s) (Issuer))

Class D Shares of Beneficial Interest

(Title of Class of Securities)

12517N 100
(CUSIP Number of Class of Securities)

Class I Shares of Beneficial Interest

(Title of Class of Securities)

12517N 209
(CUSIP Number of Class of Securities)

Class S Shares of Beneficial Interest

(Title of Class of Securities)

12517N 308

(CUSIP Number of Class of Securities)

CAIS Sports, Media and Entertainment Fund

527 Madison Avenue, 12th Floor

New York, NY 10022

(844) 241-8667

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Elliot J. Gluck, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

May 15, 2026

(Date Tender Offer First Published,
Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on May 15, 2026 (the “Statement Filing Date”) by CAIS Sports, Media and Entertainment Fund (the “Fund”) pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by the Fund to purchase Shares in an amount up to approximately 5% of the net assets of the Fund calculated as of March 31, 2026, on the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 2026 (“Offer to Purchase”) and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibit (b) and Exhibit (c), respectively, to the Statement on the Statement Filing Date.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4) under the Exchange Act:

1.	The Offer expired at 12:00 midnight, Eastern Time, on June 15, 2026.

2.	No Class I, Class D or Class S Shares were validly tendered and not withdrawn prior to the expiration of the Offer.

Item 12(b).	Filing Fee

Calculation of Filing Fee Tables are attached herewith.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

CAIS Sports, Media and Entertainment Fund

By:	/s/ Neil Blundell
Name:	Neil Blundell
Title:	President and Chief Executive Officer

Dated:	June 22, 2026

Exhibit Index

Exhibit

Filing Fee Exhibit

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